

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2023

Yongsheng Liu
Chief Executive Officer
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072
People's Republic of China

> **Re: SunCar Technology Group Inc.**
> **Registration Statement on Form F-4**
> **Filed January 18, 2023**
> **File No. 333-269295**

Dear Yongsheng Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed January 18, 2023

Cover Page

1. We note your statement that "[a]s of [], 2022, there was approximately $[] in Goldenbridge's trust account." Please disclose whether Goldenbridge converted all of the assets held in the Trust Account into cash on or about October 28, 2022, as disclosed in its proxy statement filed on October 21, 2022. If not, disclose why not.

Q: After redemptions, how many shares will be outstanding?, page 9

2. Please revise the table to include the exercise and conversion of all securities, including the shares underlying the GBRG public warrants and private warrants, the unit purchase

option held by Maxim, and the earn-out shares, as well as the GEM Shares and GEM Warrant Shares. Additionally, we note that the Question and Answer on page 10 captioned "Q: Will I experience dilution as a result of the Business Combination" details additional sources of dilution, i.e. underwriting fee payable to Maxim and certain promissory notes. Please revise as applicable.

Q: Will I experience dilution as a result of the Business Combination?, page 10

3.	Please name the "other financial advisor" that will receive 160,000 PubCo Class A Ordinary Shares as compensation for its financial advisory service in connection with the Business Combination.

Regulatory Approvals, page 20

4.	We note your disclosure that you applied for a cybersecurity review with respect to the proposed listing pursuant to the Measures for Cybersecurity Review (2021) and received a notice from CAC confirming a cybersecurity review was not required for such listing. Please revise to discuss in greater detail when you submitted your application and when CAC confirmed a cybersecurity review was not required.

5.	We note your amended disclosure with respect to your CAC review and notice from the CAC confirming that a cybersecurity review is not required for listing. However, we also note that you have removed disclosure related to considerations and oversight of the CAC. Please revise to include such disclosure and describe the reasons that you decided to apply for CAC review.

SunCar Share Subscription Facility, page 28

6.	Please elaborate on the terms of the SunCar Share Subscription Facility by providing:

    •	an example of the price per share that GEM would pay using current trading prices;

    •	the number of shares currently equal to 3.3% of the total equity interests currently outstanding; and

    •	the current price of Goldenbridge shares, as compared to the exercise price of the GEM Warrants.

Risk Factors
"Goldenbridge shareholders will experience immediate dilution ... .", page 72

7.	Please revise here or add another risk factor to reflect the amount of future dilution that shareholders may experience as a result of the SunCar Share Subscription Facility and any possible negative impact on future stock prices. Please add a Question and Answer to discuss the same.

Selected Historical Financial Information of Goldenbridge, page 151

8.   Please revise to include selected financial information for Goldenbridge for the three months ended September 30, 2022 and 2021 consistent with the financial statements included elsewhere in the registration statement.

General

9.   Please update your disclosure regarding the December 29, 2022 amendments to the Holding Foreign Companies Accountable Act and related statues and regulations. In this regard, please disclose that the number of "non-inspection years" has decreased from three years to two years, and thus, has reduced the time before your securities may be prohibited from trading or delisting.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Donald Field at (202) 551-3680 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Giovanni Caruso, Esq.